EURO-TEL, INC.
                          2851 S. Parker Road
                               Suite 720
                         Aurora, Colorado 80014
                      COMMISSION FILE NUMBER 0-21851

                           DISCLOSURE STATEMENT

                               PURSUANT TO
                          SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 AND
                          RULE 14f-1 THEREUNDER


                              Introduction

     This Statement is being mailed on or about May 27, 1997 to holders of record on April 29, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Euro-Tel, Inc., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about June 9, 1997.

             Background of Transaction and Change in Control

     Pursuant to the terms of an agreement between the Company and PharmaSystems Cost Container Corp., a Florida corporation ("Pharma") (the "Agreement"), the Company has agreed to undertake a forward split of its issued and outstanding common stock, whereby 4 shares of Common Stock shall be issued in exchange for each share of Common Stock presently issued and outstanding, in order to establish the number of issued and outstanding Common Shares of the Company at the Closing Date to be 2,000,000 shares. Thereafter, the Company will acquire all of Pharma's issued and outstanding shares of common stock (collectively, the "Pharma Stock") in exchange for an aggregate of 18,000,000 "restricted" shares of the Company's Common Stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. Upon undertaking the forward split referenced hereinabove, there will be 2,000,000 shares issued and outstanding. Accordingly, if all of the issued and outstanding shares of Pharma Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 90% of the Company's 20,000,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by Pharma's management (see "Directors and Executive Officers and Related Transactions"). Also, as part of the terms of the Transaction, the name of the Company will change to "PharmaSystems Holding Corp."

     Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or about June 9, 1997, with the closing to occur shortly thereafter.

                       Reason for Disclosure Statement

     Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                Information Relating to the Company's Securities

     As of the date of this report, there were outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                          Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                                       No. of                    Percentage
            Name                    Shares Owned                 Ownership
---------------------------         ------------                 ----------
Andrew I. Telsey                      315,000                       63%

Brad A. Weiman                         25,000                        5%

Darlene D. Kell                        25,000                        5%

All Officers and Directors
  as a group (3 persons)              365,000                       73%


     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares.

                                                        Shares of
                                                      Common Stock
                                                    to be owned upon    Approximate
                                                     consummation of    Percent
   Name and Address         Offices To Be Held         the Transfer     of Class
------------------------  ------------------------  ------------------  -----------
Dr. Jose L. Rodriguez(1)  Chairman of Board, Chief       2,179,945         10.9%
7350 NW 7th St., #104     Executive Officer,
Miami, FL 33126           President and Director

Aurelio E. Alonso(1)      Executive Vice President,        685,892          3.4%
7350 NW 7th St., #104     Chief Financial Officer
Miami, FL 33126           and Director

Dr. Antonio Rodriguez(1)  Corporate Secretary and          347,467          1.7%
7350 NW 7th St. #104      Director
Miami, FL 33126

                                         2


                                                        Shares of
                                                      Common Stock
                                                    to be owned upon    Approximate
                                                     consummation of    Percent
   Name and Address         Offices To Be Held         the Transfer     of Class
------------------------  ------------------------  ------------------  -----------
PSI Holdings, Inc.        -                             5,851,727         29.3%
2600 Douglas Rd., Ste 501
Coral Gables, FL 33134

All Proposed Directors    -                             3,213,304         16.1%
and Officers as a
Group (3 persons)



(1)  Officer and director


                              Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

           Directors and Executive Officers and Related Transactions

Directors and Executive Officers.

     If and when the Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                 Position
--------------------------   ---          ----------------------------------
Dr. Jose L. Rodriguez         41          Chairman of Board, Chief Executive
                                          Officer, President, Director

Aurelio E. Alonso             45          Exec. Vice President, Chief
                                          Financial Officer, Director

Dr. Antonio M. Rodriguez      45          Secretary, Director


     Dr. Jose L. Rodriguez is the Chairman of the Board, Chief Executive Officer, President and a Director of PharmaSystems Cost Container Corp., a Florida holding company for companies engaged in the health care industry, including retail and mail order pharmacies, distribution of vitamins and other wellness programs. He has held these positions since March, 1994. Also, since 1991, he has been President and CEO of Danan Enterprises, Inc., a Florida corporation engaged in the business of interactive distribution of consumer goods in eleven countries throughout Central and South America. Prior, from 1986 through October, 1993, Dr. Rodriguez was a partner in Rodriguez and Gonzales, M.D., P.A., a professional association located in Miami, Florida, which engaged in the private medical practice. Dr. Rodriguez obtained his medical degree from Universidad Central Del Este, Dominican Republic, in 1980 and a Bachelor of Science degree from the University of Miami in 1976, majoring in pre-med. Dr. Rodriguez has published numerous articles relating to the treatment of various ailments in medical journals. He is a member of the American Medical Association, American College of Physicians, American College of Chest Physicians and American Thoracic Society. He devotes substantially all of his time to the business of Pharma and expects to continue to devote such time upon closing of the Transaction.

     Aurelio E. Alonso is presently President of Uni Co., Miami Florida, a consulting company specializing in administration, investment analysis, SEC compliance, accounting, internal control systems and other advisory services, where he has been employed since May 1996. Upon closing of the transaction, he will be appointed as the Executive Vice President, Chief Financial Officer and Director of Pharma, where he has been retained as a consultant since October 1996. From July 1993 through May 1996, Mr. Alonso was the Executive Vice President, CFO and a director of InterNatural Beverage, Inc., a publicly held Delaware corporation with its principal place of business located in Londonderry, New Hampshire. This company imported, distributed and marketed bottled water. From May 1988 through May 1993, Mr. Alonso was CEO and a director of International Fragrances, Inc., Miami, Florida, a privately held company with over $18 million in annual revenues and engaged in the importing and distribution of designer fragrances. In addition, Mr. Alonso has been previously employed by national and "big eight" accounting firms as an audit supervisor and senior auditor. Mr. Alonso is a licensed Certified Public Accountant in Florida. He received a Bachelor of Arts degree with honors in Accounting from Florida International University in 1975. Upon closing of the Transaction, Mr. Alonso intends to devote substantially all of his business time to the business of Pharma.

     Dr. Antonio M. Rodriguez is presently the Associate Director, Division of Pediatric Pulmonology at Miami Children's Hospital, Miami, Florida, a position he has held since 1985. Upon closing of the Transaction, he will be appointed as Corporate Secretary and a Director of Pharma. Dr. Rodriguez received his medical degree in 1979 from Universidad Central del Este, Dominican Republic, where he graduated first in his class and a Bachelor of Science degree in 1974 from the University of Florida. He is currently a
fellow   with the American Academy of Pediatrics and a member of the American
College of Chest Physicians, American Thoracic Society and American Medical Association, among other associations. He presently holds licenses to practice medicine in California, Puerto Rico and Florida. Upon closing of the Transaction, Dr. Rodriguez intends to devote at least 20 hours per week to the business of Pharma.

Compensation

     Upon closing of the Transaction, Dr. Jose Rodriguez will receive an annual salary of $360,000. Aurelio Alonso will receive an annual salary of $117,000 and Dr. Antonio Rodriguez will receive a salary of $104,000. There are no employment agreements between Pharma and its executive officers or directors, but it is expected that each of the three individuals listed above will execute employment agreements with the Company upon closing of the Transaction.

     In addition, Pharma may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year ended December 31, 1996, the Directors held one meeting of the Board of Directors.

               Compensation of Directors and Executive Officers

     The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1996. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1996 fiscal year.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

Dated:  May 27, 1997.

                                 EURO-TEL, INC.



                                 Andrew I. Telsey, President


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